SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BIGMAR, INC.

(Exact name of issuer as specified in its charter)

DELAWARE	31-1445779

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9711 Sportsman Club Road, Johnstown, Ohio	43031

(Address of principal executive offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share.

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
Exhibit Index
EX-3.1(b)
EX-3.1(c)
EX-3.1(d)
EX-3.1(e)
EX-3.1(f)

Item 1. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 35,000,000 shares, of which 30,000,000 shares are Common Stock, par value $.001 per share, and 5,000,000 are Preferred Stock, par value $.001 per share. As of July 30, 2001, there were 10,168,973 shares of Common Stock outstanding and 7,000 shares of Series B Convertible Preferred Stock outstanding. The Common Stock of the Company is quoted on the OTC Bulletin Board under the trading symbol “BGMR.OB.”

     The following description of the capital stock of the Company and certain provisions of the Company’s Amended and Restated Certificate of Incorporation and By-Laws is a summary and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and By-Laws, which have been filed as exhibits.

COMMON STOCK

     The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Subject to the rights of the holders of the Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of directors.

PREFERRED STOCK

     The Company’s Restated Certificate authorizes the Board of Directors to issue the Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations and restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of such stock, voting rights and other terms. The Company may, without approval of the holders of Common Stock, issue Preferred Stock which has voting, dividend or liquidation rights superior to those of the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

     Series A

     One Million (1,000,000) shares of the Preferred Stock are designated “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”). When and as declared by the Company’s Board of Directors, to the extent permitted under the General Corporation Law of the State of Delaware and before any cash dividends shall be paid upon or set aside for the Common Stock, the Company shall pay dividends on each outstanding share of Series A Preferred Stock in an amount not less than the amount of cash dividends payable with respect to the number of shares of Common Stock then issuable upon conversion of such share of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Series A Preferred Stock, but before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock by reason of their ownership thereof, an amount equal to $2.5625 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any declared but unpaid dividends.

     The Series A Convertible Preferred Stock is convertible to Common Stock on a one-to-one basis, with such conversion rate to adjust to reflect dilutive issuances of equity securities by the Company and also to adjust for stock splits, dividends, combinations and similar events. The Series A Preferred Stock votes together with the Common Stock and outstanding shares of Preferred Stock carry a vote equal to five times the number of shares of Common Stock into which the Series A Preferred Stock is then converted.

     Series B

     Ten thousand (10,000) shares of the Preferred Stock are designated “Series B (Non-participating) Preferred Stock” (the “Series B Preferred Stock”). The holders of the Series B Preferred Stock are entitled to receive dividends at the rate of $70.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) per annum, payable out of funds legally available therefor. Such dividends shall be cumulative and shall be due and payable annually in arrears. No dividends shall be paid on any Common Stock or any other Preferred Stock of the Company during any fiscal year of the Company until dividends in the total amount of $70.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) on the Series B Preferred Stock shall be paid or declared and set apart during the fiscal year and any prior years which dividends accumulated but remain unpaid. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock and on parity with the holders of Series A Preferred Stock, the amount of $1,000.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accrued but unpaid dividends on such share for each share of Series B Preferred Stock then held by them.

     The Company may on or after January 1, 2003 redeem, from any source of funds legally available, the Series B Preferred Stock. The holders Series B Preferred Shares shall have no voting rights as holders of Series B Preferred Shares until the shares are converted to shares of Common Stock, at which time the holders shall have the voting rights of holders of Common Stock.

     Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share but prior to December 31, 2005, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing 1,000 by the Series B Conversion Price applicable to such share, determined as hereinafter provided, in effect on the date the certificate is surrendered for conversion. The price at which shares of Common Stock shall be deliverable upon conversion of shares of the Series B Preferred Stock (the “Series B Conversion Price”) shall initially be $2.00 per share of Common Stock until and through December 31, 2002. Between January 1, 2003 through December 31, 2005, the Series B Conversion Price shall be 90 percent of the 20 tracking day average closing price of the Common Stock prior to the date the certificate is surrendered for conversion. If the Common Stock is not listed on the Nasdaq Stock Market or the OTC Bulletin Board, the price shall be determined by a third party appraisal. At no time will the Series B Conversion Price be less than $1.50 per share of Common Stock. Each share of Series B Preferred Stock shall automatically be converted into shares of Common Stock at the then Series B Conversion Price on December 31, 2005.

OPTIONS AND WARRANTS

     Effective November 4, 1997, the Board of Directors approved an option plan, which was approved by Shareholders on June 30, 1998, that provides for the grant of incentive stock options and nonqualified stock options to directors, officers, employees, agents and consultants of the Company to purchase up to 600,000 shares of the Company’s Common Stock, with exercise terms not to exceed ten years. In addition, the Company adopted a director option plan providing for awards of up to 50,000 shares of Common Stock to directors who are not otherwise affiliated with the Company. Stock options have various vesting terms and are granted with an exercise price equal to the Company’s stock price at the date of grant. As of July 30, 2001, options for 580,000 shares of Common Stock were available for future grant under the 1997 Plan and 50,000 shares of Common Stock were available for future grant under the director option plan. As of July 30, 2001, the number of options exercisable was 320,000, and the weighted-average exercise price of those options was $5.26.

     As of July 30, 2001, there were warrants outstanding to purchase 2,095,000 shares of the Company’s Common Stock and 1,000,000 shares of the Company’s Series A Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW

     The Company is subject to Section 203 (“Section 203”) of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation, approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors and which transaction is approved or not opposed by the majority of the board of directors then in office.

     Section 203 generally defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholders; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholders as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

     The Company is currently obligated to register for resale the Common Stock into which the 7,000 shares of Series B Convertible Stock are convertible in addition to 1,000,000 shares of Common Stock underlying a warrant.

THE COMPANY’S TRANSFER AGENT

     American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, serves as the Company’s transfer agent for the Common Stock.

Item 2. Exhibits.

3.1	Restated and Amended Certificate of Incorporation of Registrant. Incorporated by reference to Exhibit of the same number of the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 17, 1996 (Registration No. 333-3830).

3.1(a)	Certificate of Correction to Restated and Amended Certificate of Incorporation of the Registrant. Incorporated by reference to Exhibit of the same number of the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 31, 1996 (Registration No. 333-3830).

3.1(b)	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Registrant. Filed herewith.

3.1(c)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant. Filed herewith.

3.1(d)	Certificate of Correction of the Amended and Restated Certificate of Incorporation of Registrant. Filed herewith.

3.1(e)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant. Filed herewith.

3.1(f)	Certificate of Designation, Preferences and Rights of Series B Preferred Stock of Registrant. Filed herewith.

3.2	Restated By-laws of Registrant. Incorporated by reference to Exhibit of the same number of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 19, 1996 (Registration No. 333-3830).

3.2(a)	Amendment to Restated By-laws of Registrant. Incorporated by reference to Exhibit of the same number of the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 17, 1996 (Registration No. 333-3830).

4.1	Specimen Certificate of Registrant’s Common Stock. Incorporated by reference to Exhibit of the same number of the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 17, 1996 (Registration No. 333-3830).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BIGMAR, INC.

By: /s/ John G. Tramontana John G. Tramontana Chairman of the Board and Chief Executive Officer

Dated: August 3, 2001

Exhibit Index

Exhibit
Number	Description

3.1	Restated and Amended Certificate of Incorporation of Registrant. Incorporated by reference to Exhibit of the same number of the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 17, 1996 (Registration No. 333-3830).

3.1(a)	Certificate of Correction to Restated and Amended Certificate of Incorporation of the Registrant. Incorporated by reference to Exhibit of the same number of the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 31, 1996 (Registration No. 333-3830).

3.1(b)	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Registrant. Filed herewith.

3.1(c)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant. Filed herewith.

3.1(d)	Certificate of Correction of the Amended and Restated Certificate of Incorporation of Registrant. Filed herewith.

3.1(e)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant. Filed herewith.

3.1(f)	Certificate of Designation, Preferences and Rights of Series B Preferred Stock of Registrant. Filed herewith.

3.2	Restated By-laws of Registrant. Incorporated by reference to Exhibit of the same number of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 19, 1996 (Registration No. 333-3830).

3.2(a)	Amendment to Restated By-laws of Registrant. Incorporated by reference to Exhibit of the same number of the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 17, 1996 (Registration No. 333-3830).

4.1	Specimen Certificate of Registrant’s Common Stock. Incorporated by reference to Exhibit of the same number of the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 17, 1996 (Registration No. 333-3830).